Exhibit 1

Contact:
Yossy Zylberberg
Interim CEO and CFO
+972 (9) 971-5614
yossyz@ellomay.com

Ellomay Capital Files Annual Report; Announces First Quarter 2008 Results Reflecting US$87.7 Million
Net Income due to the Sale of Business to HP

Herzliya, Israel, June 30, 2008 – Ellomay Capital Ltd. (EMYCF.PK) (Ellomay or the Company), announced today that it had filed its annual report, which includes the Company’s financial statements for fiscal 2007, with the Securities and Exchange Commission. The Company also released its financial results and balance sheet for the first quarter of 2008, reflecting the status of the Company’s assets and liabilities following the closing of the sale of the Company’s business to Hewlett-Packard Company for cash consideration on February 29, 2008, which generated $93.5 million capital gain. Net income for the quarter ended March 31, 2008 was $87.7 million.

The Company will have approximately $75 million in cash after the repayment of its current liabilities as they appear on the balance sheet attached hereto.

Shlomo Nehama, Chairman of the Board, commented: “We believe that the current market conditions are favorable for companies that have available cash resources for investment. We are actively looking for new business opportunities in order to enhance shareholders value.”

About Ellomay Capital

Ellomay Capital (formerly NUR Macroprinters Ltd.), a former leading supplier of wide-format inkjet production printers for the printing industry, consummated the sale of its business to Hewlett-Packard Company on February 29, 2008.

Information Relating to Forward-Looking Statements

With the exception of historical information in this news release, this document includes forward-looking statements that involve risks and uncertainties, including, but not limited to, additional liabilities not known or foreseen by the company, uncertainties with respect to results, the lack of current business, the ability of the Company to identify and evaluate suitable business opportunities and strategic alternatives and to successfully consummate such business opportunities and strategic alternatives, the possibility of losses on our investments in business opportunities, the possibility of future claims for indemnity or damages by HP or other third parties, our success in retaining or recruiting, or changes required in, our officers, key employees or directors following consummation of any business combination or other strategic alternative, the decrease in value of our cash assets pending their deployment in a new business, our public securities’ potential liquidity and trading volume, our exposure to additional tax liabilities in connection with our agreement with HP or in connection with any future transactions, our need for additional financing in order to consummate any future business transactions including any purchase of an operating business, and other risks detailed from time to time in the Company’s Securities and Exchange Commission filings. Actual results may differ materially from any forward-looking statements set forth herein. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this news release. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES
INTERIM CONSOLIDATED BALANCE SHEETS

U.S. DOLLARS IN THOUSANDS

March 31, 2008
UNAUDITED

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$94,461
Other accounts receivable and prepaid expenses	2,100

Total current assets	96,561

LONG-TERM DEPOSITS	41

PROPERTY AND EQUIPMENT, NET	1,297

Total assets	$97,899

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and loans	$12,014
Current maturities of long-term loans	159
Trade payables	73
Other accounts payable and accrued expenses	9,503

Total current liabilities	21,749

LONG-TERM LIABILITIES:
Accrued Severance pay	262
Long-term loans, net of current maturities	783
Other long-term liabilities	4,413

Total Long-term liabilities	5,458

SHAREHOLDERS' EQUITY:
Share capital-
Ordinary shares of NIS 1 par value:
Authorized: 170,000,000 shares as of March 31, 2008;
Issued and outstanding: 72,720,505 shares as of March 31, 2008	16,525
Additional paid-in capital	70,454
Accumulated other comprehensive income	1,182
Accumulated deficit	(17,469)

Total shareholders' Equity	70,692

Total liabilities and shareholders' Equity	$97,899

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENTS OF INCOME

U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)

Three MONTHS ENDED March 31,
2008
UNAUDITED

Revenues	$11,410

Cost of revenues	9,907

Gross profit	1,503

Operating expenses:
Research and development, ne	1,454
Selling and marketing	2,253
General and administrative	8,193

Total operating expenses	11,900

Operating loss	(10,397)
Capital gain	93,473
Financial income, net	5,837

Income before taxes on income	88,913
Taxes on income	(1,225)

Net income	$87,688

Net earnings per share:
Basic:	$1.206

Diluted:	$0.923